UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

PLH PRODUCTS, INC.
f/k/a DARDANOS ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

     Applied For
(CUSIP Number)

Kyung Min Park, President
6655 Knott Avenue
Buena Park, California 90620
(714) 739-6622
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

NAME OF REPORTING PERSONS

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PLH Products, Inc.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

2	(a) [ ]
(b) [ ]
SEC USE ONLY
3

SOURCE OF FUNDS
4
WC / OO (Common Stocks)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
o

CITIZENSHIP OR PLACE OF ORGANIZATION
6
California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SOLE VOTING POWER
7
31,390,000

SHARED VOTING POWER
8

SOLE DISPOSITIVE POWER
9
31,390,000

SHARED DISPOSITIVE POWER
10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
31,390,000

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
[ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
100%

TYPE OF REPORTING PERSON
14
CO

ITEM 1.	SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, $0.0001 par value, of Dardanos Acquisition Corp., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at 848 North Rainbow Blvd., #2713, Las Vegas, NV 89107.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: PLH Products, Inc

(b)	Address: 6655 Knott Avenue, Buena Park, CA 90620

(c)	Manufacturing and Distribution Company

(d)	California

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     PLH Products, Inc (PLHI) used working capital and common stocks to make the acquisition of Common Stock and paid with 500,000 shares ($169,900) of PLHI to acquire 31,390,000 shares of the Company’s common stock from Ozero Worldwide, LLC.

     For purposes of determining the percentages reported in this Schedule 13D, the Reporting Entity acquired beneficial ownership of 31,390,000 shares which is all of the Issuer’s outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 30, 2014).

     For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Entity is 31,390,000 shares.

ITEM 4.	PURPOSE OF TRANSACTION.

     The Reporting Entity purchased the shares of Common Stock to acquire the ownership and control of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Entity beneficially own 31,390,000 shares of Common Stock of the Issuer, which represents 100% of the issued and outstanding shares of the Issuer. Please see Item 3 — Source and Amount of Funds or Other Consideration.

(b)	PLHI has sole power to vote or dispose of all the shares of Common Stock of the Issuer.

(c)

No person or entity other than the Reporting Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Share Purchase Agreement dated as of May 21, 2014, between Ozero Worldwide, LLC, Dardanos Acquisition Corp. and PLH Products, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2014	PLH Products, Inc f/k/a. Dardanos
Acquisition Corp.

By: /s/ Kyung Min Park
President